                                                               Filed Pursuant to
                                                                  Rule 424(b)(2)
                                                      Registration No. 333-54392
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 24, 2001)

                                [SHURGARD LOGO]
                                2,500,000 SHARES

                         SHURGARD STORAGE CENTERS, INC.
                              CLASS A COMMON STOCK
                                $29.79 PER SHARE
                               ------------------
     We are selling 2,500,000 shares of our class A common stock, par value $.001 per share. In this prospectus, we refer to the class A common stock as common stock. We have granted the underwriter an option to purchase up to 375,000 additional shares of common stock to cover over-allotments.

     Our common stock is listed on the New York Stock Exchange under the symbol "SHU." On September 5, 2001, the reported closing price of the common stock on the New York Stock Exchange was $29.79 per share.
                               ------------------
     INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                              PER SHARE       TOTAL
                                                              ---------    -----------
Public Offering Price                                          $ 29.79     $74,475,000
Underwriting Discount                                          $ 1.527     $ 3,817,500
Proceeds to us, before expenses                                $28.263     $70,657,500

     The underwriter expects to deliver the shares of common stock to investors on or about September 11, 2001.
                               ------------------
                              SALOMON SMITH BARNEY

September 5, 2001

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT, THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE IS ACCURATE AS OF ANY DATE OTHER THAN THEIR RESPECTIVE DATES.
                               ------------------
                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
PROSPECTUS SUPPLEMENT
How to Obtain More Information..............................   S-2
Prospectus Supplement Summary...............................   S-4
Use of Proceeds.............................................   S-6
Price Range of Common Stock and Dividends...................   S-6
Selected Financial Information..............................   S-7
Underwriting................................................   S-9
Legal Matters...............................................  S-10

ACCOMPANYING PROSPECTUS
Summary.....................................................     1
Forward-Looking Information.................................     3
How to Obtain More Information..............................     3
Risk Factors................................................     4
Ratio of Earnings to Fixed Charges..........................     9
Use of Proceeds.............................................     9
General Description of Securities...........................     9
Description of the Common Stock.............................     9
Description of the Preferred Stock..........................    10
Description of the Debt Securities..........................    11
Restrictions on Transfers of Capital Stock; Excess Stock....    17
Federal Income Tax Considerations...........................    19
Plan of Distribution........................................    29
ERISA Considerations........................................    30
Legal Matters...............................................    30
Experts.....................................................    31

     Certain persons participating in this offering may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Such transactions may include stabilization, the purchase of securities to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."
                               ------------------

                         HOW TO OBTAIN MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC's public reference room at 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You also may read our filings at the SEC's Web site at http://www.sec.gov.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933. This prospectus supplement and accompanying prospectus do not contain all of the information in the registration statement. We have omitted certain parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus supplement and accompanying prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" into this prospectus supplement and the accompanying prospectus the information we file with it. This means that we have disclosed important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus supplement and the accompanying prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and prior to the completion of this offering.

     You may obtain copies of these documents (other than exhibits) free of charge by contacting our Secretary at our principal offices, which are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, telephone number
(206) 624-8100.
                               ------------------

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. In this prospectus supplement, the words "we," "our," "ours" and "us" refer to Shurgard Storage Centers, Inc. and its subsidiaries, joint ventures and predecessors, unless the context indicates otherwise. The following summary contains basic information about the offering. Unless otherwise indicated, the information contained in this prospectus supplement assumes no exercise of the underwriter's over-allotment option.

                                    SHURGARD

     We are a real estate investment trust (REIT) that develops, acquires, owns and manages self storage centers and related operations. Our self storage centers offer storage space for personal and business uses. Our strategy is to be the global leader in storage products and services by offering high quality, conveniently located and secure self storage and a high level of customer service. This strategy enables us to position ourselves as a premium-priced storage provider in our target markets. Our focus on quality and consistency enables us to strengthen further awareness of the Shurgard brand, obtain repeat business and differentiate ourselves from our competitors. We seek to own and operate self storage centers that are located in major metropolitan areas along retail and high-traffic corridors. We are one of the four largest operators of self storage centers in the United States and one of the few that has successfully developed a recognizable brand name. Our self storage centers are clearly identifiable because of the trademark "lighthouse" structure at the entrance to each property.

     As of June 30, 2001, we operated a network of 445 storage centers and three business parks located throughout the United States and in Europe. Of these properties, we own, directly and through our subsidiaries and joint ventures, 412 properties containing approximately 26.2 million net rentable square feet. Of the 412 properties we own, 358 are located in 20 states in the United States and 54 are located in Europe. For the year ended December 31, 2000, our self storage centers, including the business parks, had a weighted average annual net rentable square foot occupancy rate of 83% and a weighted average rent per net rentable square foot of $10.80. For the six months ended June 30, 2001, our self storage centers, including the business parks, had a weighted average annual net rentable square foot occupancy rate of 83% and a weighted average rent per net rentable square foot of $11.30. We also manage, for third parties, 35 self storage centers and one business park containing approximately 2.0 million net rentable square feet.

     We employed approximately 1,000 persons as of June 30, 2001, and are headquartered in Seattle, Washington, with regional offices in Chicago, Illinois; San Francisco, California; Detroit, Michigan; San Antonio, Texas; and Bellevue, Washington. Our executive offices are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, and our telephone number is (206) 624-8100.

                                  THE OFFERING

Shares of common stock being
offered by us.................   2,500,000 shares(1)

Shares of common stock to be
  outstanding after this
  offering....................   32,445,498 shares(2)

Use of proceeds...............   We estimate that the net proceeds of this
                                 offering, after deducting underwriting
                                 discounts and commissions and other estimated expenses, will be approximately $70.5 million, assuming no exercise of the underwriter's over-allotment option. We intend to use these net proceeds, together with other cash available from our line of credit, to acquire the partnership interest of Fremont Storage
                                 Partners II in Shurgard/Fremont Partners II, which owns 16 properties, and two properties from another party.

Risk Factors..................   See "Risk Factors" beginning on page 4 of the
                                 accompanying prospectus and other information included in the accompanying prospectus for a description of factors that you should consider carefully before making a decision to invest in our common stock.

New York Stock Exchange
symbol........................   "SHU"
---------------
(1)This number assumes the underwriter's overallotment option to purchase up to 375,000 shares of common stock is not exercised.

(2) The number of shares of common stock to be outstanding after this offering excludes approximately 3.6 million shares of common stock reserved for issuance under our employee stock purchase plan and upon future exercise of outstanding options or options to be granted in the future under our stock option plans.

                                USE OF PROCEEDS

     We estimate that we will receive net proceeds from this offering of approximately $70.5 million, after anticipated issuance costs (approximately $81.1 million if the underwriter exercises its over-allotment option in full). We intend to use the net proceeds from this offering, together with other cash available from our line of credit, to acquire the partnership interest of Fremont Storage Partners II in Shurgard/Fremont Partners II, a joint venture we organized in 1999, and interests in two properties from another party. Under the agreements governing Shurgard/Fremont Partners II, we hold an option to purchase our partner's interest in the partnership (or the 16 properties owned by the partnership) for a formula-based price, which we estimate to be approximately $100 million, including the repayment of the related mortgage debt. This option was first exercisable on December 31, 2001, but our partner has consented to our early exercise and purchase of its partnership interest by October 1, 2001. A joint venture with our California development partner, in which we hold more than a 70% interest, will purchase the two other properties from that partner for an aggregate price determined by a formula included in our existing development agreements. We estimate our contribution to the joint venture to accomplish this transaction to be approximately $13.3 million. The Fremont joint venture is described in Note H and the California development arrangement is described in the third paragraph of Note D of the Notes to our Consolidated Financial Statements, which are included in our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2000, incorporated by reference into this prospectus supplement and the accompanying prospectus.

     Until we use the net proceeds, we will invest the net proceeds in interest-bearing accounts or short-term interest-bearing securities.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock trades on the New York Stock Exchange under the symbol "SHU." The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock, as reported on the New York Stock Exchange, and the dividends declared.

                                                                                  DIVIDEND
                                                               HIGH      LOW      DECLARED
                                                              ------    ------    --------
Fiscal year ended December 31, 1999
  First Quarter.............................................  $26.25    $23.75     $0.50
  Second Quarter............................................   27.88     24.75      0.50
  Third Quarter.............................................   27.69     24.50      0.50
  Fourth Quarter............................................   24.88     20.31      0.50
Fiscal year ended December 31, 2000
  First Quarter.............................................  $26.13    $22.13     $0.51
  Second Quarter............................................   27.25     21.88      0.51
  Third Quarter.............................................   25.00     22.38      0.51
  Fourth Quarter............................................   24.69     21.88      0.51
Fiscal year ending December 31, 2001
  First Quarter.............................................  $26.83    $24.38     $0.52
  Second Quarter............................................   31.25     26.01      0.52
  Third Quarter (through September 5, 2001).................   32.19     28.50      0.52

     On September 5, 2001, the last reported sale price of our common stock on the New York Stock Exchange was $29.79 per share. As of August 10, 2001, there were 19,272 holders of record of our common stock. Because many of these shares are held by brokers and other institutions on behalf of shareholders, we are unable to estimate the total number of shareholders represented by these record holders.

     We expect to continue to pay regular quarterly dividends to our stockholders. We will declare and pay dividends at the discretion of our board of directors. The amount, if any, of dividends will depend on cash generated by operating activities, our financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code of 1986, as amended, and such other factors as our board of directors may deem relevant. Under certain circumstances, which we do not expect to occur, we could be required to make distributions in excess of our cash available for distribution in order to meet such REIT requirements.

                         SELECTED FINANCIAL INFORMATION

     The following table sets forth selected financial information for us for each of the five years in the period ended December 31, 2000 and each of the six-month periods ended June 30, 2001 and 2000.

     We derived the selected financial information presented below for and as of the end of the last five fiscal years from our audited financial statements. We derived the selected financial information presented below for the six-month periods ended June 30, 2001 and 2000 from our unaudited interim financial statements. Our management believes that the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary to fairly state the information set forth therein. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results to be expected for the full fiscal year or for any future period.

     You should read this table in conjunction with the other financial information included in our Annual Report on Form 10-K/A for the year ended December 31, 2000, and in our Quarterly Report on Form 10-Q/A for the period ended June 30, 2001, both of which are incorporated herein by reference.

                                        FOR THE SIX MONTHS                              AT OR FOR THE YEAR
                                          ENDED JUNE 30,                                ENDED DECEMBER 31,
                                     ------------------------    ----------------------------------------------------------------
                                        2001          2000          2000          1999          1998         1997         1996
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND NUMBER OF PROPERTIES)
STATEMENTS OF OPERATIONS DATA:
  REVENUE:
    Real estate operations.......    $  109,848    $   93,825    $  197,399    $  175,045    $  158,989    $ 137,746    $ 103,784
    Property and construction
      management.................         1,682           759         1,888         1,411         1,893        2,463        3,244
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
      Total revenue..............       111,530        94,584       199,287       176,456       160,882      140,209      107,028
  EXPENSES:
    Operating....................        33,056        27,113        55,511        47,660        46,421       40,278       30,889
    Loss (earnings) from real
      estate investments.........         2,894         1,643         3,420         3,302         1,628         (225)      (3,371)
    Depreciation and
      amortization...............        22,335        19,695        40,893        36,858        33,644       28,243       21,199
    Real estate taxes............         9,885         8,570        17,940        15,777        13,195       11,295        8,898
    General, administrative and
      other......................         2,825         2,488         4,911         4,193         4,578        3,956        4,351
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
      Total expenses.............        70,995        59,509       122,675       107,790        99,466       83,547       61,966
  Income from operations.........        40,535        35,075        76,612        68,666        61,416       56,662       45,062
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
  OTHER INCOME (EXPENSE):
    Interest income and other
      (net)......................         3,046         1,614         3,825         2,826         1,431        1,481          604
    Interest expense.............       (19,443)      (14,867)      (31,411)      (22,445)      (21,076)     (17,096)     (12,829)
    Third party interest in
      profit sharing.............         3,780         3,215         4,349         3,539           879           --           --
    Minority interest............          (503)         (425)         (743)         (815)        2,084        1,264          (52)
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
    Net income before
      extraordinary items and
      cumulative effect of a
      change in accounting
      principle..................        27,415        24,612        52,632        51,771        44,734       42,311       32,785
    Early extinguishment of
      debt.......................        (1,036)           --            --            --            --           --           --
    Cumulative effect of a change
      in accounting principle....            --            --            --        (1,098)           --           --           --
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
      Net Income.................    $   26,379    $   24,612    $   52,632    $   50,673    $   44,734    $  42,311    $  32,785
                                     ==========    ==========    ==========    ==========    ==========    =========    =========
  NET INCOME ALLOCATION:
    Allocable to preferred
      shareholders...............    $    6,950    $    4,375    $    8,750    $    8,750    $    4,690    $   3,060    $      --
    Allocable to common
      shareholders...............        19,429        20,237        43,882        41,923        40,044       39,251       32,785
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
                                     $   26,379    $   24,612    $   52,632    $   50,673    $   44,734    $  42,311    $  32,785
                                     ==========    ==========    ==========    ==========    ==========    =========    =========
  DILUTED NET INCOME PER SHARE:
    Diluted net income per common
      share......................    $     0.64    $     0.69    $     1.47    $     1.44    $     1.39    $    1.40    $    1.39
    Diluted weighted average
      number of shares
      outstanding................        30,208        29,435        29,761        29,130        28,724       28,000       23,570
    Diluted distributions
      declared per common
      share......................    $     1.03    $     1.01    $     2.03(1) $     1.99(1) $     1.95(1) $    1.91(1) $    1.41(1)
BALANCE SHEET DATA (AT END OF
  PERIOD):
  Storage centers, before
    accumulated depreciation.....    $1,328,450    $1,248,149    $1,284,052    $1,174,394    $1,150,424    $ 928,354    $ 758,726
  Total assets...................     1,248,663     1,209,541     1,239,157     1,154,269     1,153,907      955,488      804,483
  Notes payable..................       440,495       344,996       405,429       332,347       330,998      239,494      131,794
  Total liabilities..............       528,699       556,768       594,388       503,719       483,984      328,121      302,755
  Shareholders' equity...........       715,795       646,100       640,565       643,802       651,810      608,692      498,511

                                        FOR THE SIX MONTHS                              AT OR FOR THE YEAR
                                          ENDED JUNE 30,                                ENDED DECEMBER 31,
                                     ------------------------    ----------------------------------------------------------------
                                        2001          2000          2000          1999          1998         1997         1996
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
                                                (IN THOUSANDS, EXCEPT PER SHARE DATA, RATIOS AND NUMBER OF PROPERTIES)
OTHER DATA:
  Funds from operations(2).......    $   41,008    $   38,592    $   82,135    $   78,688    $   72,100    $  66,158    $  53,083
  Percentage of funds from
    operations paid out as
    distributions................          75.9%         77.0%         73.6%         73.5%         77.5%        80.9%        81.7%
  Cash flow provided by (used
    in):
    Operating activities.........    $   57,143    $   42,391    $   82,518    $   88,669    $   79,049    $  77,098    $  48,065
    Investing activities.........       (39,751)      (69,250)     (114,413)     (123,835)     (217,985)    (181,708)    (137,835)
    Financing activities.........       (10,143)       24,949        27,914        37,337       141,094      108,619       87,326
PORTFOLIO DATA (AT END OF
  PERIOD):
  Number of properties:
    Owned properties.............           412           366           399           352           318          281          237
    Managed properties...........            36            31            32            33            30           31           38
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
      Total......................           448           397           431           385           348          312          275
  Net rentable square feet:
    Owned properties.............        26,157        23,682        25,600        22,600        20,500       18,200       15,500
    Managed properties...........         2,013         1,805         1,900         1,900         1,600        1,500        1,900
                                     ----------    ----------    ----------    ----------    ----------    ---------    ---------
      Total......................        28,170        25,487        27,500        24,500        22,100       19,700       17,400

---------------
(1) Does not include the distribution declared in January of the following year based on financial results for the quarter ended December 31 of the current year.

(2) Funds from operations ("FFO"), pursuant to the National Association of Real Estate Investment Trusts ("NAREIT") October 1999, White Paper on Funds from Operations, is defined as net income (calculated in accordance with generally accepted accounting principles ("GAAP")) including nonrecurring events, except for those defined as "extraordinary items" under GAAP and gains and losses from sales of depreciable operating property, plus depreciation of real estate assets and amortization of intangible assets exclusive of deferred financing costs less dividends paid to preferred shareholders. Contributions to FFO from unconsolidated entities in which the reporting entity holds an active interest are to be reflected in FFO on the same basis. We believe FFO is a meaningful disclosure as a supplement to net income because net income implicitly assumes that the value of assets diminishes predictably over time while we believe that real estate values have historically risen or fallen with market conditions. FFO is not a substitute for net cash provided by operating activities or net income computed in accordance with GAAP, nor should it be considered an alternative indication of our operating performance or liquidity. In addition, FFO is not comparable to "funds from operations" reported by other REITs that do not define funds from operations in accordance with the NAREIT definition. All of our financial information has been restated to reflect the new definition. The following table sets forth the calculation of FFO in accordance with the NAREIT definition:

                                                             FOR THE
                                                            SIX MONTHS                           FOR THE YEAR
                                                          ENDED JUNE 30,                      ENDED DECEMBER 31,
                                                        ------------------    ---------------------------------------------------
                                                         2001       2000       2000       1999       1998       1997       1996
                                                        -------    -------    -------    -------    -------    -------    -------
                                                                                     (IN THOUSANDS)
Net income............................................  $26,379    $24,612    $52,632    $50,673    $44,734    $42,311    $32,785
Depreciation and amortization.........................   22,335     19,695     40,893     36,858     33,644     28,243     21,199
Depreciation and amortization from unconsolidated
  joint ventures and subsidiaries.....................   (1,250)      (827)    (1,615)       (59)      (252)      (231)       219
Deferred financing costs..............................     (542)      (513)    (1,025)    (1,209)    (1,120)    (1,105)    (1,120)
Pro rata cumulative effect of change in accounting
  principle...........................................       --         --         --      1,545         --         --         --
Early extinguishment of debt..........................    1,036         --         --         --         --         --         --
Gain on sale of operating real estate.................       --         --         --       (370)      (216)        --         --
Preferred dividends...................................   (6,950)    (4,375)    (8,750)    (8,750)    (4,690)    (3,060)        --
                                                        -------    -------    -------    -------    -------    -------    -------
Funds from operations.................................  $41,008    $38,592    $82,135    $78,688    $72,100    $66,158    $53,083
                                                        =======    =======    =======    =======    =======    =======    =======

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, Salomon Smith Barney Inc. has agreed to purchase, and we have agreed to sell to Salomon Smith Barney Inc., 2,500,000 shares.

     The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of certain legal matters by counsel and to other conditions. The underwriter is obligated to purchase all the shares (other than those covered by the over-allotment option described below) if it purchases any of the shares.

     The underwriter proposes to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to certain dealers at the public offering price, less a concession not to exceed $.92 per share. The underwriter may allow, and dealers may reallow, a concession not to exceed $.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the underwriter may change the public offering price and the other selling terms.

     We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to 375,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriter may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering.

     We, and our senior officers and directors, have agreed that, for a period of 30 days from the date of this prospectus supplement, we and they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is listed on the New York Stock Exchange under the symbol "SHU."

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriter in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of common stock.

                                                              NO EXERCISE    FULL EXERCISE
                                                              -----------    -------------
Per share...................................................  $    1.527      $    1.527
Total.......................................................  $3,817,500      $4,390,125

     In connection with this offering, Salomon Smith Barney Inc. may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriter in this offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriter's over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriter may also make "naked" short sales of shares in excess of the over-allotment option. The underwriter must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for, or purchases of, shares in the open market while the offering is in progress.

     The underwriter also may impose a penalty bid. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc. repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriter may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

     We estimate that the total expenses of this offering will be $175,000.

     The underwriter has performed certain investment banking and advisory services for us from time to time for which it has received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of its business.

     We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

                                 LEGAL MATTERS

     Certain legal matters will be passed upon for us by Perkins Coie LLP, Seattle, Washington, as our securities and tax counsel. Certain legal matters will be passed upon for Salomon Smith Barney Inc. by King & Spalding.

PROSPECTUS

                                  $225,000,000

                                [SHURGARD LOGO]

                              Class A Common Stock
                                Preferred Stock
                                Debt Securities

                           -------------------------

     We will provide the specific terms for each of these securities in supplements to this prospectus. You should read carefully this prospectus and any supplement before you invest.

     Our common stock is quoted on the New York Stock Exchange under the symbol "SHU."

                           -------------------------

     THE SECURITIES WE MAY OFFER INVOLVE VARIOUS RISKS. THE RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY ARE DISCUSSED BEGINNING AT PAGE 4. ADDITIONAL RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AS WELL AS WITH THE PARTICULAR TYPES OF SECURITIES WILL BE DESCRIBED IN THE PROSPECTUS SUPPLEMENT.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           -------------------------

                The date of this prospectus is August 24, 2001.

                                    SUMMARY

     This summary highlights selected information from this prospectus and does not contain all the information that is important to you. To understand the terms of our securities, you should read carefully this prospectus with the attached prospectus supplement. Together, these documents describe the specific terms of the securities we are offering. You should also read the documents listed below in "How to Obtain More Information" for information about our company and our financial statements.

SHURGARD STORAGE CENTERS, INC.

     Shurgard Storage Centers, Inc. (Shurgard) is a real estate investment trust
(REIT) that develops, acquires, owns and manages self storage centers and related operations. Our self storage centers offer storage space for personal and business uses. We are one of the four largest operators of self storage centers in the United States. As of June 30, 2000, we operated a network of 445 storage centers and three business parks located throughout the United States and in Europe. Of these properties, we own, directly and through our subsidiaries and joint ventures, 412 properties containing approximately 26.2 million net rentable square feet. Of the 412 properties, 358 are located in 20 states in the United States and 54 are located in Europe. For the year ended December 31, 2000, our self storage centers, including the business parks, had a weighted average annual net rentable square foot occupancy rate of 83% and a weighted average rent per net rentable square foot of $11.30. We also manage for third parties 35 self storage centers and one business park containing approximately 2.0 million net rentable square feet.

     We were incorporated in Delaware on July 23, 1993 and began operations through the consolidation on March 1, 1994 of 17 publicly held real estate limited partnerships (the Consolidation) that were sponsored by Shurgard Incorporated (the Management Company). On March 24, 1995, the Management Company merged with and into Shurgard (the Merger) and we became self-administered and self-managed. In May 1997, we reincorporated in the state of Washington.

THE SECURITIES WE MAY OFFER

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may offer from time to time up to $225,000,000 of the following securities

     - class A common stock;

     - preferred stock; and

     - debt securities.

     This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement that describes the specific amounts, prices and terms of the securities we offer. The prospectus supplement also may add, update or change information contained in this prospectus.

     We may sell the securities to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept or reject in whole or in part any proposed purchase of securities. The prospectus supplement, which we will provide to you each time we offer securities, will set forth the names of any underwriters, dealers or agents involved in the sale of the securities, and any applicable fee, commission or discount arrangements with them. See "Plan of Distribution."

COMMON STOCK

     We may issue our class A common stock, $.001 par value per share. Holders of class A common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of class A common stock are entitled to receive dividends declared by the board of directors, subject to the rights of preferred shareholders.

PREFERRED STOCK

     We may issue our preferred stock, $.001 par value per share, in one or more series. Our board of directors will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions of its offering and sale.

DEBT SECURITIES

     We may offer unsecured general obligations of our company, which may be senior debt securities or subordinated debt securities. The senior debt securities will have the same rank as all our other unsecured, unsubordinated debt. The subordinated debt securities will be entitled to payment only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made. The debt securities will be issued under an indenture between us and the trustee or trustees we name in the prospectus supplement. We have summarized general features of the debt securities from the indentures, which are or will be exhibits to the registration statement of which this prospectus is a part.

                          FORWARD-LOOKING INFORMATION

     This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. This act provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements other than statements of historical fact we make in this prospectus, the prospectus supplement or in any document incorporated by reference are forward-looking. Forward-looking statements reflect our current expectations and are inherently uncertain. Our actual results may differ significantly from our expectations. The sections entitled "Risk Factors" that appear below and in the prospectus supplement accompanying this prospectus describe some, but not all, of the factors that could cause these differences.

                         HOW TO OBTAIN MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read any document we file at the SEC's public reference rooms in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC toll free at 1-800-SEC-0330 for information about its public reference rooms. You may also read our filings at the SEC's Web site at http://www.sec.gov.

     On January 26, 2001, we filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, which registration statement has subsequently been amended by Forms S-3/A filed February 23, 2001, June 1, 2001 and July 30, 2001. This prospectus does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC's public reference facilities or Web site. Our statements in this prospectus about the contents of any contract or other document are not necessarily complete. You should refer to the copy of each contract or other document we have filed as an exhibit to the registration statement for complete information.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with it. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     - our Annual Report on Form 10-K for the year ended December 31, 2000, filed on March 14, 2001, as amended by Forms 10-K/A filed on July 30, 2001 and August 22, 2001, Commission File No. 0-23466;

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, filed on May 11, 2001, as amended by Form 10-Q/A filed on August 22, 2001, Commission File No. 0-23466;

     - our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, filed on August 7, 2001, as amended by Forms 10-Q/A filed August 14, 2001 and August 22, 2001, Commission File No. 001-11455;

     - our Current Report on Form 8-K filed on February 8, 2000, as amended by Forms 8-K/A, filed on February 8, 2000 and May 23, 2001, Commission File No. 0-23466;

     - the description of the class A common stock in our Registration Statement on Form 8-A filed on April 19, 1995, as amended by Amendment No. 1 on Form 8-A/A filed on April 26, 1995, under Section 12(g) of the Exchange Act, Commission File No. 001-11455;

     - our Current Reports on Form 8-K, filed on January 18, 2001, February 16, 2001 and February 23, 2001, Commission File No. 001-11455;

     - our Current Report on Form 8-K, filed on February 9, 2001, as amended by Form 8-K/A filed on March 14, 2001, Commission File No. 001-11455;

     - the description of the preferred share purchase rights in our Registration Statement on Form 8-A filed on April 19, 1995, as amended by Amendment No. 1 on Form 8-A/A filed on April 26, 1995, under Section 12(g) of the Exchange Act, Commission File No. 001-11455;

     - the description of the 8.80% series B cumulative redeemable preferred stock in our Registration Statement on Form 8-B filed on July 16, 1997, under Section 12(b) of the Exchange Act, Commission File No. 001-11455;

     - the description of the 8.70% series C cumulative redeemable preferred stock in our Registration Statement on Form 8-A filed on December 4, 1998, under Section 12(b) of the Exchange Act, Commission File No. 001-11455, and

     - the description of the 8.75% series D cumulative redeemable preferred stock in our Registration Statement on Form 8-A filed on February 23, 2001, under Section 12(b) of the Exchange Act, Commission File No. 001-11455.

     You may obtain copies of these documents, other than exhibits, free of charge by contacting our corporate secretary at our principal offices, which are located at 1155 Valley Street, Suite 400, Seattle, Washington 98109, telephone number (206) 624-8100.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate after the date on the front of the document.

                                  RISK FACTORS

     Investing in us involves various risks. In evaluating an investment in us, you should consider the following factors in addition to other matters set forth or incorporated in this prospectus and any prospectus supplement.

REAL ESTATE INVESTMENT RISKS

     WE HAVE SIGNIFICANT REAL ESTATE HOLDINGS THAT CAN BE DIFFICULT TO SELL IN UNFAVORABLE ECONOMIC CONDITIONS AND THAT CAN HAVE UNPREDICTABLE DECREASES IN VALUE. Our primary business involves owning real estate-related assets and operating self storage centers. Real estate investments can be difficult to sell, especially when economic conditions are unfavorable. This makes it difficult for us to vary our investment portfolio and to limit our risk when economic conditions change. Decreases in market rents, negative tax, real estate, and zoning law changes, and changes in environmental protection laws can also lower the value of our investments and decrease our income.

     OUR REAL ESTATE DEVELOPMENT AND ACQUISITION ACTIVITIES CAN RESULT IN UNFORESEEN LIABILITIES AND INCREASES IN COSTS. We may develop our current properties or acquire more properties. Real estate development involves risks in addition to those involved in owning and operating existing properties. For example, we must hire contractors or subcontractors to develop the properties. Problems can develop with these relationships, including contract and labor disputes, unforeseen property conditions that require additional work, and construction delays. These problems can increase construction and other costs and delay the date when tenants can occupy the property and pay us rent. Properties that we acquire may not meet our performance expectations, including projected occupancy and rental rates, and we may have overpaid for acquisitions. Failure of our properties to perform as expected or unforeseen significant capital improvements could decrease our cash flow. We may also have underestimated the cost of improvements needed for us to market a property effectively, requiring us to pay more to complete a project. If one or more of these events were to occur, we could have difficulty meeting our repayment obligations and making our expected distributions to shareholders.

     WE FOCUS ALMOST EXCLUSIVELY ON SELF-STORAGE BUSINESSES, WHICH MAKES US VULNERABLE TO CHANGES IN THE PROFITABILITY OF SELF-STORAGE PROPERTIES. Our investments focus on self storage and similar businesses and related real estate interests. We do not expect to have substantial interests in other real estate investments or businesses to hedge against the risk that national trends might decrease the profitability of our self storage-related investments.

     WE WOULD HAVE GREAT DIFFICULTY ACQUIRING OR DEVELOPING PROPERTIES WITHOUT ACCESS TO FINANCING. Fluctuations in market conditions or in our operating results may cause us to violate the covenants of our existing credit facilities. If we cannot access our existing financing sources, we may have to obtain equity and/or debt financing in order to develop and acquire properties. If we obtain financing by issuing additional capital stock, we could dilute the ownership of the existing shareholders. Banks or other lenders might refuse to lend us money to finance acquisitions or development, or might charge interest rates that are too high to allow us to develop and acquire new properties. If the cash flows generated from the new investment are less than the distributions payable to the new shareholders or the repayment obligations to the lender, we may have difficulty meeting our overall repayment obligations and making expected distributions to our shareholders.

     WE DO NOT HAVE EXPERIENCE OR EXPERTISE IN ALL TYPES OF INVESTMENTS THAT WE MIGHT MAKE. Although we invest primarily in self-storage properties, we may also invest in other commercial ventures if our board of directors specifically approves such investments. We have no present plans to make any such investments. If we invest in other forms of real estate, we might lack the experience and expertise necessary to effectively manage and operate those properties. We might also be unfamiliar with local laws, procedures and practices, or in the operation of such other investments, reducing income or creating losses from such investments.

     OUR INDIRECT INVESTMENTS MAY RESULT IN LIABILITY THAT WE CANNOT PROTECT AGAINST. We have and may continue to make participating mortgages or acquire equity interests in partnerships, joint ventures or other legal entities that have invested in real estate. Our bylaws require that we satisfy several conditions before we make these indirect investments, including that the joint investment not jeopardize our eligibility to be taxed as a REIT or result in our becoming an investment company under the Investment Company Act of 1940, as amended. These investments carry risks that are not present when we invest directly in real estate, including the risk that we may not control the legal entity that has title to the real estate, the possibility that the enterprise we invest in has liabilities that are not disclosed at the time of the investment, and the possibility that our investments are not easily sold or readily accepted as collateral by our lenders.

     WE HAVE STRONG COMPETITORS IN THE SELF-STORAGE MARKET THAT MAY HAVE BETTER RESOURCES AND OTHER ADVANTAGES OVER US. We must compete in every market in which our stores are located except in Europe. Our competitors include national, regional and many local self-storage operators and developers. Entry into the self-storage business by acquiring existing properties is relatively easy for persons or institutions with the required initial capital. Competition may increase if available funds for investment in real estate increase. Some of our competitors may have more resources than we do including better access to financing, greater cash reserves, and less demanding rules governing distributions to shareholders. Some competitors may have lower prices or better locations than ours or other advantages. Local market conditions will play a significant part in how competition affects us and additional competition has lowered occupancy levels and rental revenue of our self storage properties in specific markets from time to time. For example, from the fourth quarter of 1999 to the fourth quarter of 2000, occupancy of our properties in the Houston market, where additional self storage facilities had been opened, dropped 2.8%, resulting in decreased revenue of approximately $40,000.

     WE FACE POSSIBLE LIABILITY FOR ENVIRONMENTAL CLEANUP COSTS AND DAMAGES FOR CONTAMINATION RELATED TO OUR PROPERTIES. Because we own and operate real property, various federal, state and local laws might impose liability on us for the costs of removing or remediating various hazardous substances released on or in our property. The principal federal laws that could affect us are the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act; state and local governments have also adopted separate but similar environmental laws and regulations that vary from state to state and locality to locality. These laws may impose liability whether or not we knew of or caused the release. We obtain environmental assessment reports on the properties we own or operate as we deem appropriate. These reports have not revealed any environmental liability or compliance concerns that we believe would materially and adversely affect our financial condition or results of operations. However, the environmental assessments undertaken by us might not have revealed all potential environmental liabilities or claims for such liabilities. The presence of hazardous substances on a property or the failure to meet environmental regulatory requirements may materially adversely affect our ability to use or sell the property, or to use the property as collateral for borrowing, and may cause us to incur substantial remediation or compliance costs. In addition, if hazardous substances are located on or released from one of our properties, we could incur substantial liabilities through a private party personal injury claim, a claim by an adjacent property owner for property damage, or a claim by a governmental entity for other damages. This liability may be imposed on us under environmental laws or common-law principles. It is also possible that future laws, ordinances or regulations will impose material environmental liability on us; the current environmental conditions of properties we own or operate will be affected by other properties in the vicinity or by the actions of third parties unrelated to us; or our tenants will violate their leases by introducing hazardous or toxic substances into the properties we own or manage and expose us to liability under federal or state environmental laws. The costs of defending these claims, conducting this environmental remediation or responding to such changed conditions could materially adversely affect our financial condition and results of operations.

     WE MUST COMPLY WITH THE AMERICANS WITH DISABILITIES ACT AND FIRE AND SAFETY REGULATIONS, WHICH CAN REQUIRE SIGNIFICANT EXPENDITURES. All our properties must comply with the Americans with Disabilities Act and with the related regulations, rules and orders commonly referred to as the ADA. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. A failure to comply with the ADA could result in the U.S. government imposing fines on us and awarding damages to individuals affected by the failure. In addition, we must operate our properties in compliance with numerous local fire and safety regulations, building codes and other land use regulations. Compliance with these requirements can require us to spend substantial amounts of money, which would reduce cash otherwise available for distribution to shareholders. Failure to comply with these requirements can also affect the marketability of the properties.

     PROPERTY TAXES CAN INCREASE AND CAUSE US TO LOSE MONEY ON INVESTMENTS. Each of our properties is subject to real property taxes. These real property taxes may increase in the future as property tax rates change and as our properties are assessed or reassessed by tax authorities. Depending on local market conditions, we may not be able to offset the tax increases through increases in rents or other income, reducing the amount available for distribution to our shareholders.

     WE FACE POTENTIAL UNDERINSURED LOSSES ON OUR INVESTMENTS. We maintain title and other property-related insurance on all our properties. We exercise discretion in determining amounts, coverage limits and deductibility provisions of title, casualty and other insurance relating to our properties, based on appraisals and our purchase price for such property, in each case to obtain appropriate insurance coverage at a reasonable cost and on suitable terms. We currently carry the following insurance coverage: (1) commercial general liability insurance, covering up to a general aggregate of $10,000,000, with a deductible of $50,000; (2) excess liability insurance, covering up to an aggregate of $20,000,000; (3) property insurance, covering up to an aggregate of $40,000,000, with deductibles $5,000 or $20,000 under certain circumstances, and $50,000 in the case of flood damage; and (4) boiler & machinery insurance, covering up to $5,000,000 of direct damages. Depending on the type of the insurance, and subject to deductibles and coverage limits, Shurgard either receives direct payment of the replacement value of losses or tenders the defense of a claim to the insurance carrier. This might mean that, in the event of a loss, our insurance coverage would not pay the full current market value or current replacement cost of our lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also increase the replacement cost of a facility after it has been damaged or destroyed. In that case the insurance proceeds that we receive might not be enough to restore us to our economic position with respect to the property.

RISKS RELATING TO QUALIFICATION AND OPERATION AS A REIT

     WE MIGHT LOSE REIT STATUS AND INCUR SIGNIFICANT TAX LIABILITIES. We have chosen to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), commencing with our taxable year ended December 31, 1994. So long as we meet the requirements under the Code for qualification as a REIT each year, we can deduct dividends paid to our shareholders when calculating our taxable income. For us to qualify as a REIT, we must meet detailed technical requirements, including income, asset and stock ownership tests, under several Code provisions which have not been extensively interpreted by judges or administrative officers. In addition, we do not control the determination of all factual matters and circumstances that affect our ability to qualify as a REIT. New legislation, regulations, administrative interpretations or court decisions might significantly change the tax laws with respect to REIT qualification or the federal income tax consequences of such qualification. We believe that we are organized so that we qualify as a REIT under the Code and that we have operated and will continue to operate so that we continue to qualify. However, we cannot guarantee that we will qualify as a REIT in any given year because

     - the rules governing REITs are highly complex;

     - we do not control all factual determinations that affect REIT status; and

     - our circumstances may change in the future.

     For any taxable year that we fail to qualify as a REIT, we would not be entitled to deduct dividends paid to our shareholders from our taxable income. Consequently, our net assets and distributions to shareholders would be substantially reduced because of our increased tax liability. If we made distributions in anticipation of our qualification as a REIT, we might be required to borrow additional funds or to liquidate some of our investments in order to pay the applicable tax. If our qualification as a REIT terminates, we may not be able to elect to be treated as a REIT for the four taxable years following the year during which we lost the qualification. See "Federal Income Tax Considerations -- Failure of Shurgard to Qualify as a REIT" in this prospectus.

     OUR REIT DISTRIBUTION REQUIREMENTS ARE COMPLEX AND MAY CREATE TAX DIFFICULTIES. To maintain our status as a REIT for federal income tax purposes, we generally must distribute to our shareholders at least 90% of our taxable income each year. In addition, we are subject to a 4% nondeductible excise tax on the amount by which our distributions for a calendar year are less than the sum of 85% of our ordinary income for the calendar year, 95% of our capital gain net income for the calendar year, and any amount of our income that we did not distribute in prior years. For tax purposes we may be required to accrue as income interest, rent and other items treated as earned for tax purposes but not yet received. In addition, we may not be able to deduct currently as expenses for tax purposes some items that actually have been paid. We could also realize income, such as income from cancellation of indebtedness, that is not accompanied by cash proceeds. If one or more of these events happened, we could have taxable income in excess of cash available for distribution. In such circumstances, we might have to borrow money or sell investments on unfavorable terms in order to meet the distribution requirement applicable to a REIT. See "Federal Income Tax Considerations -- Overview of REIT Qualification
Rules -- Annual Distribution Requirements" in this prospectus.

OTHER RISKS

     OUR CURRENT AND POTENTIAL INVESTMENTS IN SELF-STORAGE BUSINESSES THAT ARE NOT REAL ESTATE-RELATED MAY RESULT IN LOSSES WHEN ECONOMIC CONDITIONS CHANGE. We have invested in self-storage businesses that are not real estate-related and we might make more of these investments. For example, we have invested in Shurgard Storage to Go, Inc., a business that provides customers with local delivery, pick up and storage of individual storage containers. Shurgard Storage to Go faces the same risks that we do regarding losses resulting from competition and decreases in rent in the self-storage market. In addition, because Shurgard Storage to Go does not have significant real-estate holdings or other marketable assets to borrow against, it might have difficulty borrowing necessary operating funds or attracting additional investments if economic conditions change, putting our investment at greater risk of loss.

     WE MAY NOT BE ABLE TO REPAY OUR DEBT FINANCING OBLIGATIONS. We might not have sufficient net cash flow from our operations to meet required payments of principal and interest under our loans. As a result, we might not be able to refinance the existing indebtedness on the properties or might have to enter into credit terms that are less favorable than the terms of our existing indebtedness.

     WE HAVE INTERNATIONAL OPERATIONS THAT CARRY RISKS IN ADDITION TO OUR U.S. OPERATIONS. We invest in operations outside the United States. We face risks inherent in international business operations, including currency risks, unexpected changes in regulatory requirements, longer accounts receivable payment cycles, difficulties in staffing and managing international operations, potentially adverse tax burdens, obstacles to the repatriation of earnings and cash, and burdens of complying with different permitting standards and a wide variety of foreign laws. Each of these risks might impact our cash flow or impair our ability to borrow funds, which ultimately could adversely affect our ability to repay loans and make expected distributions to shareholders.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated. Earnings represent earnings before accounting change, income tax expense, and fixed charges (excluding capitalized interest). Fixed charges consist of interest and include capitalized interest that was not deducted when arriving at net income.

RATIO OF EARNINGS TO FIXED CHARGES

                                         SIX MONTHS
                                           ENDED                YEAR ENDED DECEMBER 31,
                                          JUNE 30,    --------------------------------------------
                                            2001      2000    1999    1998    1997    1996    1995
                                         ----------   ----    ----    ----    ----    ----    ----
Ratio..................................     1.59      1.63    1.75    1.84    2.42    2.79    3.00

                                USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities for general corporate purposes, which may include developing and buying more properties, expanding and improving some of our existing properties and paying debt.

                       GENERAL DESCRIPTION OF SECURITIES

     We may offer shares of common stock, shares of preferred stock and debt securities. We may offer up to $225,000,000 worth of securities under this prospectus. The securities involve various risks that we will describe in the sections entitled "Risk Factors" that appear above and in the prospectus supplement.

                        DESCRIPTION OF THE COMMON STOCK

     Under our current articles of incorporation, we may issue up to 120,000,000 shares of our class A common stock, par value $.001 per share, and 500,000 shares of our class B common stock, par value $.001 per share. As of May 31, 2001, we had outstanding 29,919,006 shares of class A common stock and 154,604 shares of class B common stock.

     Holders of class A common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Subject to preferences that may apply to our preferred stock, the holders of class A common stock receive ratably any dividends that may be declared by the board of directors. In the event of a liquidation, dissolution or winding up of Shurgard, the holders of class A common stock, together with holders of class B common stock, will share equally and ratably in all assets remaining after we pay liabilities and liquidation preferences to holders of preferred stock. Holders of class A common stock have no preemptive rights. All outstanding shares of class A common stock are fully paid and nonassessable. All shares of class A common stock offered will be fully paid and nonassessable when issued. The common stock is neither redeemable nor subject to call. No sinking fund provisions apply to the class A common stock.

     Holders of our class B common stock have rights very similar to the rights of holders of class A common stock. Holders of our class B common stock have been entitled to a loan from us sufficient to satisfy obligations of the class B shareholders to entities acquired by us. These loans are secured by pledges of the class B common shares. As a holder of class B common shares repays a portion of the loan, an equivalent portion of the class B common shares are released from the pledge. Shares of class B common stock released from the pledge are convertible, at the holder's option, one for one into shares of class A common stock. The class B common stock is not publicly traded but is transferable upon its release from the pledge. Except for the right to convert shares of class B common stock into shares of class A common stock, holders of our class A and class B common stock have no other rights to convert their common stock into any other securities.

     We have restrictions on share ownership because we are a real estate investment trust (REIT). To qualify as a REIT, we cannot have five or fewer individuals, including certain entities, own more than 50% of the value of our capital stock during the last half of a taxable year. See "Restrictions on Transfers of Capital Stock; Excess Stock" in this prospectus.

     Holders of class A and class B common stock have rights to purchase shares of our series A junior participating preferred stock in some situations. These rights are granted under a Rights Agreement between us and our transfer agent, American Stock Transfer & Trust Company. These rights trade with the class A and class B common stock through March 17, 2004 unless extended, redeemed or exchanged by our board of directors. The rights become exercisable when an individual acquires or becomes the beneficial owner of 10% or more of our shares. The rights allow holders of class A and class B common stock, other than the acquiring individual triggering the rights, to purchase shares of series A junior participating preferred stock. Holders of series A junior participating preferred stock are entitled to minimum preferential quarterly dividends and additional shares of class A common stock. Our board of directors may redeem these rights at $.0001 per right. The rights have antitakeover effects and may prevent us from being purchased or acquired. The rights can cause the dilution of the ownership of a person or group that tries to acquire us without the approval of our board of directors. The rights will not interfere with any merger or other business combination approved by our board of directors because our directors may redeem all the outstanding rights at any time prior to the time a person or group triggers the rights.

     Washington law also imposes restrictions on some transactions between a corporation and some significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a "target corporation," with some exceptions, from engaging in some significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after such acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things,

     - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

     - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

     - allowing the acquiring person to receive any disproportionate benefit as a shareholder.

     After the five-year period, a "significant business transaction" may occur, as long as it complies with the "fair price" provisions of the statute. A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of our company.

                       DESCRIPTION OF THE PREFERRED STOCK

     Our current articles of incorporation permits us to issue up to 40,000,000 shares of our preferred stock in one or more series. The rights and preferences of the preferred stock may be fixed or designated by our board of directors without any further action by our shareholders. We have designated 2,800,000 shares of our preferred stock as the junior preferred shares that can be issued under the Rights Agreement with American Stock Transfer discussed in the description of common stock above. We have designated 2,300,000 shares of our preferred stock as 8.80% Series B Cumulative Redeemable Preferred Stock, $.001 par value per share, of which 2,000,000 shares are issued and outstanding. We have also designated 2,000,000 shares as 8.70% Series C Cumulative Redeemable Preferred Stock, $.001 par value per share, all of which is issued and outstanding. In addition, we have designated 3,000,000 shares as 8.75% Series D Cumulative Redeemable Preferred Stock, $.001 par value per share, all of which is issued and outstanding. Any preferred stock issued under this registration statement will be issued as one or more new series of preferred stock, the rights, preferences, privileges and restrictions of which will be fixed by a certificate of designation relating to each series. A prospectus supplement relating to each series will specify the terms of the preferred stock, including

     - the maximum number of shares in the series and the distinctive designation;

     - the terms on which dividends, if any, will be paid;

     - the terms on which the shares may be redeemed, if at all;

     - the liquidation preference, if any;

     - the terms of any retirement or sinking fund for the purchase or redemption of the shares of the series;

     - the terms and conditions, if any, on which the shares of the series shall be convertible into, or exchangeable for, shares of any other class or classes of capital stock;

     - the voting rights, if any, on the shares of the series; and

     - any or all other preferences and relative, participating, operational or other special rights or qualifications, limitations or restrictions of the shares.

     The issuance of preferred stock may delay, deter or prevent a change in control of our company.

     We will describe the specific terms of any other particular series of preferred stock in the prospectus supplement relating to that series. The description of preferred stock above and the description of the terms of a particular series of preferred stock in the related prospectus supplement are not complete. You should refer to the certificate of designation for complete information. The prospectus supplement will contain a description of various U.S. federal income tax consequences relating to the preferred stock.

                       DESCRIPTION OF THE DEBT SECURITIES

     We also may offer any combination of senior debt securities or subordinated debt securities. Debt securities are unsecured general obligations. Senior debt securities rank above all subordinated indebtedness and equal to all other indebtedness outstanding on the date of the prospectus supplement. Subordinated debt securities rank in right of payment below all other indebtedness outstanding at or after the time issued, unless the other indebtedness provides that it is not senior to the subordinated debt.

     We may issue the senior debt securities and the subordinated debt securities under separate indentures between us, as issuer, and the trustee or trustees identified in the prospectus supplement. A copy of the form of each type of indenture has been or will be filed as an exhibit to the registration statement of which this prospectus is a part. A prospectus supplement will describe the particular terms of any debt securities we may offer.

     The following summaries of the debt securities and the indentures are not complete. We strongly urge you to read the indentures and the description of the debt securities included in the prospectus supplement.

GENERAL

     We may issue an unlimited principal amount of debt securities in separate series. We may specify a maximum aggregate principal amount for the debt securities of any series. The debt securities will have terms that are consistent with the indentures. Unless otherwise specified in the applicable prospectus supplement, senior debt securities will be our unsecured and unsubordinated obligations and will rank equal with all our other unsecured and unsubordinated debt. Subordinated debt securities will be paid only if all payments due under our senior indebtedness, including any outstanding senior debt securities, have been made.

     The indentures might not limit the amount of other debt that we may incur and might not contain financial or similar restrictive covenants. The indentures might not contain any provision to protect holders of debt securities against a sudden or dramatic decline in our ability to pay our debt.

     The prospectus supplement will describe the debt securities and the price or prices at which we will offer them. The description will include

     - the title of the debt securities;

     - any limit on the aggregate principal amount of such debt securities or the series of which they are a part;

     - the person to whom any interest on a debt security of the series will be paid;

     - the date or dates on which we must pay the principal;

     - the rate or rates at which the debt securities will bear interest, if any, the date or dates from which interest will accrue, and the dates on which we must pay interest;

     - the place or places where we must pay the principal and any premium or interest on the debt securities;

     - the terms and conditions on which we may redeem any debt securities, if at all;

     - any obligation to redeem or purchase any debt securities, and the terms and conditions on which we must do so;

     - the denominations in which we may issue the debt securities;

     - the manner in which we will determine the amount of principal of, or any premium or interest on, the debt securities;

     - the currency in which we will pay the principal of and any premium or interest on the debt securities;

     - the principal amount of the debt securities that we will pay upon declaration of acceleration of their maturity;

     - the amount that will be deemed to be the principal amount for any purpose, including the principal amount that will be due and payable upon any maturity or that will be deemed to be outstanding as of any date;

     - if applicable, that the debt securities are defeasible;

     - if applicable, the terms of any right to convert debt securities into, or exchange debt securities for, shares of common stock or other securities or property;

     - whether we will issue the debt securities in the form of one or more global securities and, if so, the respective depositaries for the global securities and the terms of the global securities;

     - the subordination provisions that will apply to the subordinated debt securities;

     - any addition to or change in the events of default applicable to the debt securities and any change in the right of the trustee or the holders to declare the principal amount of any debt securities due and payable; and

     - any addition to or change in the covenants in the indentures.

     We may sell the debt securities at a substantial discount below their stated principal amount. We will describe special U.S. federal income tax considerations, if any, applicable to debt securities sold at an original issue discount in the prospectus supplement. An "original issue discount security" is any debt security that provides for an amount less than the principal amount to be due and payable upon the declaration of acceleration of the maturity in accordance with the terms of the applicable indenture. The prospectus supplement relating to any original issue discount securities will describe the particular provisions relating to acceleration of the maturity upon the occurrence of an event of default. In addition, we will describe special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or unit other than U.S. dollars in the applicable prospectus supplement.

CONVERSION AND EXCHANGE RIGHTS

     The prospectus supplement will describe, if applicable, the terms on which you may convert debt securities into or exchange them for common stock or other securities or property. The conversion or exchange may be mandatory or may be at your option. We will describe how the number of shares of common stock or other securities or property to be received upon conversion or exchange would be calculated.

SUBORDINATION OF SUBORDINATED DEBT SECURITIES

     Unless the prospectus supplement indicates otherwise, the following provisions will apply to the subordinated debt securities. The indebtedness underlying the subordinated debt securities will be payable only if all payments due under senior indebtedness, including any outstanding senior debt securities, have been made. If we distribute our assets to creditors upon any dissolution, winding up, liquidation or reorganization or in bankruptcy, insolvency, receivership or similar proceedings, we must first pay all amounts due or to become due on all senior indebtedness before we pay the principal of, or any premium or interest on, the subordinated debt securities. In the event the subordinated debt securities are accelerated because of an event of default, we may not make any payment on the subordinated debt securities until we have paid all senior indebtedness or the acceleration is rescinded. If the payment of subordinated debt securities accelerates because of an event of default, we must promptly notify holders of senior indebtedness of the acceleration. Each prospectus supplement will disclose the aggregate amount of outstanding indebtedness, as of the most recent practicable date, that would be senior to the subordinated securities and any limitation on the issuance of additional senior indebtedness.

     We may not make any payment on the subordinated debt securities if a default in the payment of the principal of, premium, if any, interest, rent or other obligations, including a default under any repurchase or redemption obligation, in respect of designated senior indebtedness occurs and continues beyond any applicable grace period. The term "designated senior indebtedness" means our obligations under any particular senior indebtedness in which the debt instrument expressly provides that the senior indebtedness will be designated senior indebtedness with respect to the subordinated debt securities.

     We may not make any payment on the subordinated debt securities if any other default occurs and continues with respect to designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a notice of such default from us, a holder of such designated senior indebtedness or other person permitted to give such notice. We may not resume payments on the subordinated debt securities until the defaults are cured or specific periods pass.

     If we experience a bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of subordinated debt securities may receive less, ratably, than our other creditors.

     The indenture for subordinated debt securities may not limit our ability to incur additional senior indebtedness.

FORM, EXCHANGE AND TRANSFER

     We will issue debt securities only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

     The holder of a debt security may elect, subject to the terms of the indentures and the limitations applicable to global securities, to exchange them for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

     Holders of debt securities may present them for exchange as provided above or for registration of transfer, duly endorsed or with the form of transfer endorsed thereon duly executed, at the office of the transfer agent we designate for that purpose. We will not impose a service charge for any registration of transfer or exchange of debt securities, but we may require a payment sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. We will name the transfer agent in the prospectus supplement. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, but we must maintain a transfer agent in each place in which we will pay on debt securities.

     If we redeem the debt securities, we will not be required to issue, register the transfer of or exchange any debt security during a specified period prior to mailing a notice of redemption. We are not required to register the transfer or exchange of any debt security selected for redemption, except the unredeemed portion of the debt security being redeemed.

GLOBAL SECURITIES

     The debt securities may be represented, in whole or in part, by one or more global securities that will have an aggregate principal amount equal to that of the debt securities. Each global security will be registered in the name of a depositary identified in the prospectus supplement. We will deposit the global security with the depositary or a custodian, and the global security will bear a legend regarding the restrictions on exchanges and registration of transfer.

     No global security may be exchanged in whole or in part for debt securities registered, and no transfer of a global security in whole or in part may be registered, in the name of any person other than the depositary or any nominee of the depositary unless the depositary has notified us that it is unwilling or unable to continue as depositary, or an event of default occurs and continues with respect to the debt securities. The depositary will determine how all securities issued in exchange for a global security will be registered.

     As long as the depositary or its nominee is the registered holder of a global security, the depositary or the nominee will be considered the sole owner and holder of the global security and the underlying debt securities. Except as stated above, owners of beneficial interests in a global security will not be entitled to have the global security or any debt security registered in their names, will not receive physical delivery of certificated debt securities and will not be considered to be the owners or holders of the global security or underlying debt securities. We will make all payments of principal, premium and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of such securities in definitive form. These laws may prevent you from transferring your beneficial interests in a global security.

     Only institutions that have accounts with the depositary or its nominee and persons that hold beneficial interests through the depositary or its nominee may own beneficial interests in a global security. The depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its participants. Ownership of beneficial interests in a global security will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or any such participant.

     The policies and procedures of the depositary may govern payments, transfers, exchanges and others matters relating to beneficial interests in a global security. We and the trustee assume no responsibility or liability for any aspect of the depositary's or any participant's records relating to, or for payments made on account of, beneficial interests in a global security.

PAYMENT AND PAYING AGENTS

     Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on a debt security to the person in whose name the debt security is registered at the close of business on the regular record date for such interest.

     Unless otherwise stated in the prospectus supplement, we will pay principal and any premium or interest on the debt securities at the office of our designated paying agent, except we may pay interest by check mailed to the address of the person entitled to the payment. Unless we state otherwise in the prospectus supplement, the corporate trust office the trustee will be the paying agent for the debt securities.

     Any other paying agents we designate for the debt securities of a particular series will be named in the prospectus supplement. We may designate additional paying agents, rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, but we must maintain a paying agent in each place of payment for the debt securities.

     The paying agent will return to us all money we pay to it for the payment of the principal, premium or interest on any debt security that remains unclaimed for a specified period. The holder thereafter may look only to us for payment.

CONSOLIDATION, MERGER AND SALE

     Under the terms of the indentures, we may not consolidate with or merge into any other person, in a transaction in which we are not the surviving corporation, or convey, transfer or lease our properties and assets substantially as an entirety to, any person, unless

     - the successor is a corporation, limited liability company, partnership, trust or other entity organized and existing under the laws of the United States, or any state, and assumes our obligations under the debt securities and the indentures;

     - immediately after the transaction, no event of default occurs and continues; and

     - we meet various other conditions.

EVENTS OF DEFAULT

     Each of the following will constitute an event of default under each indenture:

     - failure to pay the principal of or any premium on any debt security when due;

     - failure to pay any interest on any debt security when due, continued for a specified number of days;

     - failure to deposit any sinking fund payment when due;

     - failure to perform any other covenant in the indenture that continues for a specified number of days after written notice has been given by the trustee or the holders of a specified percentage in aggregate principal amount of the debt securities of that series;

     - events in bankruptcy, insolvency or reorganization of Shurgard; and

     - any other event of default specified in the prospectus supplement.

     If an event of default, other than an event of default as a result of various events of bankruptcy, insolvency or reorganization, occurs and continues, either the trustee or the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series may declare the principal amount of the debt securities of that series to be immediately due and payable. If an event of default occurs as a result of various events of bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series automatically will become immediately due and payable. The holders of a majority in aggregate principal amount of the outstanding securities of that series may rescind and annul the acceleration if all events of default, other than the nonpayment of accelerated principal, have been cured or waived.

     Except for specific duties in case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. If they provide this indemnification, the holders of a majority in aggregate principal amount of the outstanding securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series.

     No holder of a debt security of any series may institute any proceeding with respect to the indentures, or for the appointment of a receiver or a trustee, or for any other remedy, unless

     - the holder has previously given the trustee written notice of a continuing event of default;

     - the holders of a specified percentage in aggregate principal amount of the outstanding securities of that series have made a written request, and the holders have offered reasonable indemnity to the trustee to institute the proceeding, and;

     - the trustee has failed to institute the proceeding, and has not received a direction inconsistent with the request within a specified number of days.

     Each indenture will include a covenant requiring our officers to furnish to the trustee annually a statement as to whether, to their knowledge, we are in default under the indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     We and the trustee may amend the indentures with the consent of the holders of a majority in aggregate principal amount of the outstanding securities of each series affected by the amendment. However, to the extent discussed in the prospectus supplement, without the consent of each holder, we may not make any amendment that would

     - change the stated maturity of the principal of, or any installment of principal or interest on, any debt security;

     - reduce the principal, premium or interest on any debt security;

     - reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity;

     - change the place or currency of payment of principal, premium or interest on any debt security;

     - impair the right to enforce any payment on any debt security;

     - in the case of subordinated debt securities, modify the subordination provisions in a manner materially adverse to their holders;

     - in the case of debt securities that are convertible or exchangeable into other securities of Shurgard, adversely affect the right of holders to convert or exchange any of the debt securities;

     - reduce the percentage in principal amount of outstanding securities of any series for which the holders' consent is required;

     - the percentage in principal amount of outstanding securities of any series necessary for waiver of compliance with provisions of the indentures or for waiver of specific defaults; or

     - modify provisions with respect to modification and waiver.

     The holders of a majority in aggregate principal amount of the outstanding debt securities of any series may waive, on behalf of the holders of all debt securities of that series, our compliance with restrictive provisions of the indentures. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the indenture with respect to debt securities of that series, except a default in the payment of principal, premium or interest on any debt security of that series, or a default in respect of a covenant or provision of the indenture that cannot be amended without each holder's consent.

     Except in limited circumstances, we may set any day as a record date for the purpose of determining the holders of outstanding securities of any series entitled to give or take any direction, notice, consent, waiver or other action under the indentures. In limited circumstances, the trustee may set a record date for action by holders. To be effective, the action must be taken by holders of the requisite principal amount of such debt securities within a specified period following the record date.

DEFEASANCE AND COVENANT DEFEASANCE

     To the extent stated in the prospectus supplement, we may elect to apply the provisions relating to defeasance and discharge of indebtedness, or to defeasance of restrictive covenants in the indentures, to the debt securities of any series.

NOTICES

     We will mail notices to holders of debt securities at the addresses that appear in the security register.

TITLE

     We may treat the person in whose name a debt security is registered as the absolute owner, whether or not such debt security may be overdue, for the purpose of making payment and for all other purposes.

            RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK; EXCESS STOCK

     Shurgard's qualification as a REIT under federal tax laws requires that not more than 50% in value of Shurgard's outstanding capital stock be owned, directly or indirectly, by five or fewer individuals or entities during the last half of a taxable year. Additionally, Shurgard's capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

     To ensure that Shurgard remains qualified as a REIT, its articles of incorporation provide that Shurgard may prevent the transfer or call for redemption of any of its common or preferred shares if

     - more than 50% of Shurgard's outstanding shares would be owned by five or fewer individuals or entities;

     - one person would own more than 9.8% of Shurgard's total outstanding shares (or such higher percentage as may be determined by Shurgard's board of directors (referred to as the "Ownership Limit"); or

     - Shurgard's Board of Directors determines in good faith that any of its shares have or may become concentrated to an extent that may prevent Shurgard from qualifying as a REIT. See "Federal Income Tax Considerations -- Overview of REIT Qualification Rules -- Share Ownership."

     The authorizing resolutions for any class or series of preferred stock may provide that the preferred stock is subject to these restrictions. Any corporate investor wishing to acquire or own more than 9.8% of the total outstanding shares may ask Shurgard's board in writing for approval. Shurgard's board will grant this request unless it determines in good faith that the acquisition or ownership of the shares would jeopardize Shurgard's qualification as a REIT. Any corporate investor intending to acquire shares in excess of the Ownership Limit must give written notice to Shurgard of the proposed acquisition no later than the date on which the transaction occurs and must furnish any additional information as Shurgard's board requires to evaluate or to protect against any adverse effect of the transfer. However, Shurgard's board is not required to adjust the Ownership Limit if it believes, based on advice of legal counsel, that the granting of the request would cause the board to breach its fiduciary duties to Shurgard's shareholders.

     If, despite the restrictions noted above, any person acquires shares of common stock in excess of the Ownership Limit (including constructively owned shares), the shares most recently acquired by that person in excess of the Ownership Limit will be automatically exchanged for an equal number of shares of excess stock. Shurgard is authorized to issue 160,000,000 shares of excess stock, par value $.001 per share. Pursuant to Shurgard's articles of incorporation, shares of excess stock have the following characteristics

     - owners of excess stock are not entitled to exercise voting rights with respect to the excess stock;

     - excess stock shall not be deemed outstanding for purposes of determining a quorum at any annual or special meeting of shareholders; and

     - excess stock will not be entitled to any dividends or other distributions.

     Any person who becomes an owner of excess stock must immediately give Shurgard written notice of this fact and any additional information required by the articles of incorporation. Excess stock is also deemed to have been offered for sale to Shurgard for a period of 120 days from the later of

     - the date of the transfer that created the excess stock if Shurgard has actual notice that the transfer created the excess stock, and

     - the date on which Shurgard's board determines in good faith that the transfer creating the excess stock has occurred.

     Shurgard has the right during this time period to accept the deemed offer or, in the board's discretion, Shurgard may acquire and sell, or cause the owner to sell, the excess stock. The price for the excess stock will be the lesser of

     - closing price of the shares exchanged into excess stock on the national stock exchange on which the shares are listed as of the date Shurgard acquires the excess stock or, if no such price is available, as determined in good faith by Shurgard's board, and

     - the price per share paid by the owner of the shares that were exchanged into excess stock or, if no purchase price was paid, the fair market value of the shares on the date of acquisition as determined in good faith by Shurgard's board.

     Upon the transfer or sale, the excess stock will automatically convert to class A common stock with all voting and dividend rights effective as of the date of the conversion. However, the owner will not be entitled to receive dividends payable with respect to class A common stock for the period during which the shares were excess stock.

     All certificates of class A common stock and class B common stock, any other series of common stock, and any class or series of preferred stock, will bear a legend referring to the restrictions described above. All persons who own a specified percentage (or more) of the outstanding capital stock of Shurgard must file an affidavit with Shurgard containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock. In addition, upon demand each shareholder is required to disclose to Shurgard in writing the information with respect to the direct, indirect and constructive ownership of shares of capital stock of Shurgard as Shurgard's board deems necessary to comply with the tax law, to comply with the requirements of any taxing authority or governmental agency or to determine whether Shurgard is in compliance with these requirements.

     This ownership limitation may have the effect of precluding acquisition of control of Shurgard by a third party unless the Shurgard's board determines that maintenance of REIT status is no longer in the best interests of Shurgard.

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

                       FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

     The following summary of federal income tax considerations to Shurgard and to holders of Shurgard common stock is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of Shurgard's common stock will vary depending on the terms of the specific common stock acquired by such holder, as well as his or her particular situation. Investors acquiring debt securities or preferred stock should refer to the applicable prospectus supplement for federal income tax considerations associated with these investments. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to particular shareholders in light of their personal investment or tax circumstances, or to certain types of holders who may be subject to special treatment under federal income tax laws such as insurance companies, financial institutions or broker-dealers, tax-exempt organizations, foreign corporations and persons who are not citizens or residents of the United States, except to the extent discussed under "Taxation of Tax-Exempt Shareholders" and "Federal Income Taxation of Foreign Shareholders".

     WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES AND OF POTENTIAL CHANGES IN TAX LAWS.

QUALIFICATION OF SHURGARD AS A REIT; OPINION OF COUNSEL

     Shurgard has elected to be taxed as a REIT under federal income tax laws, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to Shurgard of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that typically results when a corporation earns income and distributes that income to shareholders in the form of a dividend. Accordingly, if Shurgard at any time fails to qualify as a REIT, Shurgard will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its shareholders.

     In connection with the initial issuance of securities under this registration statement Shurgard will file an opinion stating that, in the opinion of Perkins Coie, counsel to Shurgard, commencing with the taxable year ended December 31, 1994, Shurgard has been organized to satisfy the requirements for qualification as a REIT and its prior and future proposed method of operation has enabled it and will continue to enable it to meet the requirements for qualification as a REIT. This opinion will be based on various assumptions and will be conditioned upon representations of Shurgard as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on Shurgard's ability to satisfy, on a continuing basis, certain distribution levels, diversity of stock ownership and qualification tests imposed by federal tax laws as summarized below. While Shurgard intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of Shurgard, no assurance can be given by counsel or Shurgard that Shurgard will qualify as a REIT for any particular year. Perkins Coie will not review compliance with these tests on a continuing basis, and will not commit to update its opinion subsequent to the date of its opinion.

TAXATION OF SHURGARD AS A REIT

     If Shurgard qualifies as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its shareholders. Shurgard may, however, be subject to certain federal taxes

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

based on the amount of its distributions or its inability to meet REIT qualification requirements. These taxes are the following:

     TAX ON UNDISTRIBUTED INCOME. First, Shurgard will be subject to federal income tax at regular corporate rates on net taxable income, including net capital gain, that it does not distribute to its shareholders during, or within a specified time after, the calendar year in which the income is earned.

     TAX ON PROHIBITED TRANSACTIONS. Second, Shurgard will be subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that Shurgard holds for sale to customers in the ordinary course of business.

     TAX ON FAILURE TO MEET GROSS INCOME REQUIREMENTS. Third, if Shurgard fails to meet either the 75% gross income test or 95% gross income test as described in the "Overview of REIT Qualification Rules" below, but still qualifies for REIT status because the failure was due to reasonable cause and Shurgard meets other requirements, Shurgard will be subject to a 100% tax on an amount equal to
(a) the gross income attributable to the greater of the amount, if any, by which Shurgard failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect Shurgard's profitability.

     TAX ON FAILURE TO MEET DISTRIBUTION REQUIREMENTS. Fourth, if Shurgard fails to distribute during each calendar year at least the sum of 85% of its REIT ordinary income for that year, plus 95% of its REIT capital gain net income for that year, and plus any undistributed taxable income from prior periods, Shurgard will be subject to a 4% excise tax on the excess of the required distribution over the amounts Shurgard actually distributed.

     TAX ON BUILT-IN GAIN. Fifth, if during the 10-year period beginning on March 24, 1995, which is the date that Shurgard Incorporated merged with Shurgard, Shurgard recognizes gain on the disposition of any asset acquired by Shurgard from Shurgard Incorporated, then this gain will be subject to tax at the highest regular corporate rate to the extent of the excess of the fair market value of the asset as of March 24, 1995 over Shurgard's adjusted basis in the asset as of March 24, 1995.

     ALTERNATIVE MINIMUM TAX. Sixth, Shurgard may be subject to alternative minimum tax on items of tax preference that it does not distribute or allocate to its shareholders.

     TAX ON FORECLOSURE PROPERTY. Seventh, if Shurgard has net income from the sale or other disposition of foreclosure property that is held primarily as inventory or other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on this income.

OVERVIEW OF REIT QUALIFICATION RULES

     The following summarizes the basic requirements for REIT status:

     - Shurgard must be a corporation, trust or association that is managed by one or more trustees or directors;

     - Shurgard's stock or beneficial interests must be transferable, held by 100 or more shareholders, and no more than 50% of the value of Shurgard's stock may be held by five or fewer individuals (including certain legal entities);

     - Generally, 75% by value of Shurgard's investments must be in real estate, mortgages secured by real estate, cash or government securities (the "Qualified Assets") and not more than 25% by value of Shurgard's total assets may be represented by securities, other than those securities included in Qualified Assets. In addition, Shurgard may not own an interest in a single issuer that exceeds 5% of the value of Shurgard's assets or 10% of a single issuer's voting securities. For taxable years beginning after December 31, 2000, with certain exceptions, Shurgard may not own more than 10% of the value of an issuer's outstanding securities. See "1999 Tax Legislation" below;

     - Shurgard must meet two gross income tests: first, at least 75% of Shurgard's gross income must be derived from specific real estate sources; and second, at least 95% of Shurgard's gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition other than sales or dispositions as a dealer of stock and securities; and

     - Shurgard must distribute to its shareholders in each taxable year an amount at least equal to 90% of Shurgard's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

     The following discussion explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may impact Shurgard's operations, noting areas of uncertainty that could adversely affect Shurgard and its shareholders.

     SHARE OWNERSHIP. Shurgard's shares of stock are fully transferable, with the exception of certain shares that are subject to contractual transfer restrictions. Furthermore, Shurgard has more than 100 shareholders and, to decrease the possibility that Shurgard will ever be closely held, its articles of incorporation contain restrictions upon the ability of any person or legal entity to acquire over 9.8% of the outstanding shares of class A common stock. Contractual or securities law restrictions on transferability should be disregarded for purposes of determining the transferability of REIT shares. The ownership and transfer restrictions pertaining generally to a particular issue of preferred stock will be described in the prospectus supplement relating to that issue.

     NATURE OF ASSETS. On the last day of each calendar quarter, at least 75% of the value of Shurgard's total assets must consist of real estate assets including interests in real property and mortgages on loans secured by real property, plus cash and cash items including receivables, plus government securities, referred to as the "real estate assets". In addition, no more than 25% of the value of Shurgard's assets may consist of securities other than government securities. Finally, except for securities of "qualified REIT subsidiaries" and, for taxable years beginning after December 31, 2000, "taxable REIT subsidiaries," the securities of any issuer owned by Shurgard, other than securities that are government securities, may not represent more than 5% of the value of Shurgard's total assets or 10% of the outstanding voting securities of the issuer. Furthermore, for taxable years beginning after December 31, 2000, Shurgard may not own more than 10% of the value of an issuer's outstanding securities except for securities of "qualified REIT subsidiaries" or "taxable REIT subsidiaries." The value of the securities of all of Shurgard's taxable REIT subsidiaries may not exceed 20% of the value of Shurgard's total assets. See "-- Overview of REIT qualifications rules -- 1999 Tax Legislation."

     Shurgard holds an interest in Shurgard Storage to Go, a taxable REIT subsidiary engaged in the containerized storage business. Shurgard Storage to Go is a fully taxed C corporation not qualifying as a REIT or qualified REIT subsidiary. Shurgard owns all of the outstanding nonvoting stock of Shurgard Storage to Go and none of its voting stock, all of which is owned by executives of Shurgard and outside investors. In addition, during March 2001, Shurgard formed Shurgard TRS, Inc. and elected to treat Shurgard TRS as a taxable REIT subsidiary. Although Shurgard has not obtained an appraisal to determine the value of Shurgard's stockholdings in Shurgard Storage to Go and Shurgard TRS, Shurgard has represented that the value of these stockholdings is significantly less than 5% of the total value of all of Shurgard's assets.

     While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT at all times during which the corporation was in existence. Shurgard currently has seven wholly owned corporate subsidiaries that Shurgard formed and has owned at all times during their existence. These corporations should be treated as "qualified REIT subsidiaries" and should not adversely affect Shurgard's qualification as a REIT.

     Shurgard owns interests in partnerships that directly or indirectly own and operate self storage centers. For purposes of satisfying its REIT asset and income tests, Shurgard will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to these interests. For these purposes, Shurgard's interest in each of the partnerships will be determined in accordance with its capital

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

interest in the partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in Shurgard's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of the partnership's qualified income and assets, based on Shurgard's capital interest in the partnership, will be treated as qualified rental income and real estate assets of Shurgard for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

     Shurgard has acquired partnership interests in some partnerships that entitle Shurgard to share in a percentage of profits that exceed its percentage of total capital contributed to the partnerships. Regulatory authority does not specifically address this situation, and the current treatment of these profit interests when applying the gross income and asset rules is uncertain. For example, based on the existing rules, if the amount of net income allocated to a REIT based on a profits interest in a partnership exceeds its capital interest in the partnership's underlying gross income, the amount of the excess should be entirely disregarded for REIT qualification purposes. Furthermore, the existing rules do not specifically address how a REIT determines its capital interest. The rules do not refer to the capital account or special allocation provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder, and the rules do not address acquisitions of partnership interests for valuable consideration. Because Shurgard acquired these interests for valuable consideration when the partnership assets may have had some appreciated capital value, Shurgard may have had a capital percentage in the partnerships at the time it acquired the interests. If the IRS determines that the percentage of capital contributed is the proper indicator of a capital interest, however, a portion of Shurgard's income and the real estate ownership interests that Shurgard claims through its interest in these partnerships may be disregarded when applying these gross income and asset requirements.

     This tax treatment depends on these entities being treated as partnerships for federal income tax purposes, not as associations taxable as corporations. Effective January 1, 1997, the IRS issued Treasury Regulations regarding the classification of entities. These regulations allow domestic and foreign entities having associates and an objective to carry on business for profit, other than those treated as corporations, to choose to be taxed as either partnerships or corporations. Prior to January 1, 1997, entities must have had a reasonable basis for supporting their characterization based on the historical differences under local law between partnerships and corporations. Accordingly, entities were previously characterized based on whether the entity had or lacked a preponderance of corporate attributes such as limited liability, centralized management, free transferability of interests and continuity of life. If the partnerships were taxed as corporations and Shurgard's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of these interests exceeded 5% of the value of Shurgard's assets, Shurgard would cease to qualify as a REIT. Furthermore, in such a situation distributions from any of the partnerships to Shurgard would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for Shurgard to qualify as a REIT for the taxable year in which the distribution was received. In addition, in such a situation the interest in any of the partnerships held by Shurgard would not qualify as "real estate assets," which could make it more difficult for Shurgard to meet the 75% asset test described above. Finally, in such a situation, Shurgard would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. Shurgard believes that each of the partnerships will be taxed prior to 1997 as partnerships (and not as associations taxable as a corporations) and that for 1997 and all future years it will not elect or cause any of the partnerships to be taxed other than as a partnership.

     1999 TAX LEGISLATION. Tax legislation enacted in 1999 (the "Tax Bill") allows Shurgard to own up to 100% of the stock of taxable REIT subsidiaries, which can perform activities unrelated to Shurgard's tenants, such as third-party management, development, and other independent business activities, as well as provide services to Shurgard's tenants. Shurgard and its taxable subsidiary must jointly elect for the subsidiary to be treated as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a taxable REIT subsidiary. The Tax Bill limits the deductibility of interest paid or accrued by a taxable REIT subsidiary to Shurgard to assure that the Taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the Tax Bill imposes a 100% excise tax on transactions between a taxable REIT subsidiary and Shurgard or its tenants that are not conducted on an arm's-length basis. The Tax Bill also prevents Shurgard from owning more than 10% of the voting power or value of the stock of any issuer that does not elect to be a taxable REIT subsidiary (or is not another REIT or a qualified REIT subsidiary). Prior to the Tax Bill, Shurgard was only prohibited from owning more than 10% of the voting stock of a taxable subsidiary. Overall, no more than 20% of Shurgard's assets may consist of securities of taxable REIT subsidiaries under the Tax Bill.

     Shurgard has elected to treat Shurgard Storage to Go and Shurgard TRS, Inc. as taxable REIT subsidiaries commencing in 2001. Shurgard is also considering other ways to utilize taxable REIT subsidiaries in its business operations. However, there can be no assurance as to how the provisions of the Tax Bill may affect Shurgard's business.

     INCOME TESTS. To maintain its qualification as a REIT, Shurgard must meet two gross income requirements that must be satisfied annually. First, at least 75% of Shurgard's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of Shurgard's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from Shurgard's real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of these types of income.

     Rents received by Shurgard on the lease of self storage centers will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

     - First, generally the amount of rent must not be based in whole or in part on the income or profits of any person. Shurgard does not anticipate charging rent for any portion of any property that is based in whole or in part on the income or profits of any person;

     - Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if Shurgard, or an owner of 10% or more of Shurgard, actually or constructively owns 10% or more of the tenant (a "Related-Party Tenant"). Shurgard anticipates that it will receive only a small amount of rents, if any, from Related Party Tenants;

     - Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to this personal property will not qualify as "rents from real property." Shurgard does not lease personal property in connection with its rental of self storage centers;

     - Fourth, for taxable years beginning after December 31, 2000, rents received by Shurgard from a taxable REIT subsidiary are not excluded from the definition of "rents from real property" as a result of the prohibition upon related party rents so long as at least 90 percent of the leased space of a property is leased to tenants other than taxable REIT subsidiaries; and

     - Finally, for rents to qualify as "rents from real property," Shurgard must not operate or manage the property or furnish or render services to tenants unless Shurgard furnishes or renders these services through an independent contractor from whom Shurgard derives no revenue or, as of January 1, 2001, through a taxable REIT subsidiary. Shurgard need not utilize an independent contractor or, as of January 1, 2001, a taxable REIT subsidiary, to the extent that services provided by Shurgard are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." In addition, Shurgard may provide a minimal amount of "non-customary" services to the tenants of a property other than through an independent contractor or, as of January 1, 2001, a taxable REIT subsidiary, as long as Shurgard's income from the services does not exceed 1% of Shurgard's income from the property.

     Shurgard has obtained an IRS private letter ruling that the management services provided by Shurgard for its own properties will not cause the rents received by Shurgard to be treated as other than "rents from real property." The ruling is based on a description of the management services to be performed by Shurgard in connection with its own properties, including maintenance, repair, lease administration and accounting and security.

     The ruling also considers certain ancillary services to be directly performed by Shurgard such as truck rentals and inventory sales. The ruling provides that these services do not otherwise adversely affect the characterization of the rental income received by Shurgard. Nonetheless, income from truck rentals and certain other ancillary services is nonqualifying income under these gross income tests. In addition, the fees, consideration and certain reimbursements that Shurgard receives for performing management and administrative services with respect to properties that are not owned entirely by Shurgard will also be treated as nonqualifying income.

     If Shurgard fails to satisfy one or both of the 75% gross income test and 95% gross income tests for any taxable year, it may still qualify as a REIT for that year if it is entitled to relief under the federal tax laws. These relief provisions generally will be available if Shurgard's failure to meet the test was due to reasonable cause and not willful neglect and Shurgard attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to this excess income.

     ANNUAL DISTRIBUTION REQUIREMENTS. Each year, Shurgard must distribute to its shareholders in an amount equal to:

     - 90% (95% for pre-2001 taxable years) of the sum of its "REIT taxable income" as defined below, and any net income from foreclosure property, including certain recognized built-in gains, less the tax on this income, minus

     - any "excess noncash income," as defined below.

     "REIT taxable income" is the taxable income of a REIT computed without a deduction for dividends paid and excluding any net capital gain. REIT taxable income is further adjusted by certain items, including, for example, an exclusion for net income from foreclosure property, a deduction for the tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. These distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for that year and is paid on or before the first regular dividend payment after the declaration.

     It is possible that Shurgard, from time to time, may not have sufficient cash or other liquid assets to meet the 90% distribution requirement due to timing differences between the actual receipt of income and the actual payment of deductible expenses and the inclusion of this income and deduction of these expenses in arriving at taxable income of Shurgard. Furthermore, substantial principal payments indebtedness, which has the effect of lowering the amount of distributable cash without an offsetting deduction to taxable income, may adversely affect Shurgard's ability to meet this distribution requirement. In the event that these timing differences or reduction to distributable cash occurs, in order to meet the 90% distribution requirement, Shurgard may find it necessary to arrange for short-term or long-term borrowings, or to pay dividends in the form of taxable distributions of stock.

     Under certain circumstances, Shurgard may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year that may be included in Shurgard's deduction for dividends paid for the earlier year. Thus, Shurgard may be able to avoid being taxed on amounts distributed as deficiency dividends; however, Shurgard will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

     Furthermore, if Shurgard fails to distribute during each calendar year at least the sum of 85% of its REIT ordinary income for that year, 95% of its REIT capital gain income for that year, and any undistributable taxable income from prior periods, Shurgard will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed.

FAILURE OF SHURGARD TO QUALIFY AS A REIT

     If Shurgard fails to qualify as a REIT in any taxable year, and the relief provisions do not apply, Shurgard would be subject to tax on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its shareholders. Distributions to shareholders in any year in which Shurgard fails to qualify would not be deductible by Shurgard nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to shareholders would be taxable as ordinary income and, subject to limitations in the federal tax laws, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, Shurgard would also be disqualified from taxation as a REIT for the four taxable years following the year during which the qualification was lost. It is not possible to state whether in all circumstances Shurgard would be entitled to this statutory relief.

TAXATION OF HOLDERS OF DEBT SECURITIES

     Holders of debt securities should consult the prospectus supplement relating to these securities for a discussion of U.S. federal income tax consequences associated with the ownership of debt securities.

TAXATION OF HOLDERS OF PREFERRED STOCK

     Holders of preferred stock should consult the prospectus supplement relating to these securities for a discussion of U.S. federal income tax consequences associated with the ownership of preferred stock.

TAXATION OF TAXABLE U.S. SHAREHOLDERS GENERALLY

     As used in this prospectus, the term "U.S. Shareholder" means a holder of shares of common stock who for U.S. federal income tax purposes is:

     - a citizen or resident of the United States,

     - a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or

     - estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     As long as Shurgard qualifies as a REIT, Shurgard's distributions out of its current or accumulated earnings and profits which are not designated as capital gain dividends will constitute dividends taxable as ordinary income to its U.S. Shareholders. These distributions will not be eligible for the dividends-received deduction by U.S. Shareholders that are corporations. Shurgard's distributions that Shurgard properly designates as capital gain dividends will be taxable to a U.S. Shareholder as long-term capital gains, to the extent that they do not exceed Shurgard's actual net capital gain for the taxable year, without regard to the period for which the U.S. Shareholder has held his or her shares of stock. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

     If Shurgard makes distributions that are not designated as capital gain dividends and that exceed its current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Shareholder. This treatment will reduce the U.S. Shareholder's adjusted basis in his or her shares of stock for tax purposes by the amount of the distribution (but not below zero), with distributions in excess of a U.S. Shareholder's adjusted basis in his or her shares taxable as capital gains, provided that the shares have been held as a capital asset. Dividends declared by Shurgard in October,

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

November or December of any year and payable to a shareholder of record on a specified date in any of these months shall be treated as both paid by Shurgard and received by the shareholder on December 31 of that year, provided that the dividend is actually paid by Shurgard on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of Shurgard.

     Distributions made by Shurgard and gain arising from the sale or exchange by a U.S. Shareholder of shares of Shurgard common stock will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any "passive losses" against this income or gain. Distributions made by Shurgard, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of common stock, however, will not be treated as investment income unless the U.S. Shareholder chooses that treatment, in which case these capital gains will be taxed at ordinary income rates. Shurgard will notify shareholders after the close of Shurgard's fiscal year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

     Upon any sale or other disposition of shares of common stock, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the amount of cash and the fair market value of any property received on the sale or other disposition minus the holder's adjusted basis in the shares for tax purposes. This gain or loss will be capital gain or loss if the shares have been held by the U.S. Shareholder as a capital asset, and will be long-term gain or loss if the shares have been held for more than one year. In general, any loss recognized by a U.S. Shareholder on the sale or other disposition of shares of Shurgard that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions received by the U.S. Shareholder from Shurgard that were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

     Shurgard will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at a rate equal to the fourth lowest income tax rate applicable to individuals (which is 30.5% for 2001, 30.0% for 2002 and 2003, 29.0% for 2004
and 2005, and 28.0% for 2006) with respect to dividends paid unless the holder:

     - is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or

     - provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules.

     A U.S. Shareholder that does not provide Shurgard with his or her correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the U.S. shareholder's income tax liability. In addition, Shurgard may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to Shurgard. See "Federal Income Taxation of Foreign Shareholders."

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Generally, an investor that is exempt from tax on its investment income, such as an individual retirement account or a 401(k) plan, that holds common stock as an investment will not be subject to tax on dividends paid by Shurgard. However, if the tax-exempt investor is treated as having purchased the common stock with borrowed funds, some or all of its dividends may be subject to tax as "unrelated business taxable income." Also, for tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, of the Code, income from an investment in Shurgard will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in Shurgard. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements. In addition, under Section 856(h) of the Code, if certain requirements are met, a pension trust that owns more than 10% (by value) of Shurgard's outstanding stock, including preferred stock, could be treated as recognizing unrelated business taxable income on a portion of its dividends even if its stock is held for investment and is not treated as acquired with borrowed funds. The ownership limit provisions on Company stock, however, should prevent this result in most cases.

FEDERAL INCOME TAXATION OF FOREIGN SHAREHOLDERS

     OVERVIEW. The rules governing U.S. income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and foreign trusts and estates, referred to in this prospectus as "Non-U.S. Shareholders," are complex, and the following discussion is intended only as a summary of these rules. WE URGE PROSPECTIVE NON-U.S. SHAREHOLDERS TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE AND LOCAL INCOME TAX LAWS ON AN INVESTMENT IN SHURGARD, INCLUDING ANY REPORTING REQUIREMENTS.

     In general, a Non-U.S. Shareholder will be subject to the same U.S. federal income tax rules and rates that apply to a U.S. Shareholder if its investment in Shurgard is "effectively connected" with the Non-U.S. Shareholder's conduct of a trade or business in the United States. A corporate Non-U.S. Shareholder that receives income that is or is treated as effectively connected with a U.S. trade or business also may be subject to the branch profits tax at a 30% rate (or any lower rate as may be specified by an applicable income tax treaty) under Section 884 of the Code. This tax is payable in addition to regular U.S. federal corporate income tax. The following discussion will apply to a Non-U.S. Shareholder whose investment in Shurgard is not so effectively connected.

     A Shurgard distribution that is not attributable to gain from Shurgard's sale or exchange of "United States real property interests" as discussed below, and that is not designated by Shurgard as a capital gain dividend, will be treated as an ordinary income dividend if it is made out of current or accumulated earnings and profits of Shurgard. Generally, an ordinary income dividend made to a Non-U.S. Shareholder will be subject to U.S. federal withholding tax equal to 30% of the gross amount of the dividend. This tax may be reduced by an applicable tax treaty between the United States and the country in which the Non-U.S. Shareholder resides. A distribution in excess of Shurgard's earnings and profits will be treated first as a nontaxable return of capital that will reduce a Non-U.S. Shareholder's basis in its stock. Any excess is then treated as a gain from the disposition of Shurgard's shares, the tax treatment of which is described below.

     Distributions by Shurgard that are attributable to gain from Shurgard's sale or exchange of United States real property interests will be taxed to the Non-U.S. Shareholder in the United States under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). FIRPTA generally applies to gains realized by foreign persons upon the sale or exchange of real property situated in the United States and stock of any U.S. company that has a significant proportion of U.S. real property comprising its total business assets, generally 50% or more. Under FIRPTA, distributions by a REIT that are attributable to gains on sales of United States real property interests are taxed to a Non-U.S. Shareholder as if the distributions were gains effectively connected with a U.S. trade or business even if the Non-U.S. Shareholder is not in fact engaged in a U.S. trade or business. Accordingly, if Shurgard distributes capital gains to which FIRPTA applies, a Non-U.S. Shareholder will be taxed at the same capital gain rates that apply to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of a nonresident alien individual). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax when made to a foreign corporate shareholder, except as otherwise provided by an applicable income tax treaty.

     Shurgard generally will be required to withhold from distributions to Non-U.S. Shareholders and remit to the IRS 35% of capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as a capital gain dividend, and 30% (or a lower treaty rate) of ordinary dividends paid out of earnings and profits. If Shurgard designates prior distributions as capital gain dividends, it need not pay the 35% withholding requirement; however, later distributions, up to the amount of these prior distributions, will be treated as capital gain dividends for withholding purposes. For purposes of withholding, Shurgard will determine the amount of the distribution subject to the withholding based on a reasonable estimate of Shurgard's current and accumulated earnings and profits. If Shurgard does not so withhold, it is required to withhold 10% from any distribution to a Non-U.S. Shareholder whose shares are classified as a United States real property interest if the distribution exceeds current and accumulated earnings and profits. If the amount of tax withheld by Shurgard with respect to a distribution to a Non-U.S. Shareholder exceeds the Non-U.S. Shareholder's U.S. federal tax liability with respect to the distribution, the Non-U.S. Shareholder may file for a refund of the excess from the IRS.

     A sale of Shurgard stock by a Non-U.S. Shareholder generally will not be subject to U.S. federal income taxation unless the stock sold constitutes a United States real property interest. Similarly, ordinary income dividends that exceed earnings and profits and basis will not be subject to U.S. federal taxation if the stock with respect to which the dividend is paid does not constitute a United States real property interest. Shurgard's common stock will not constitute a United States real property interest if Shurgard is a "domestically controlled REIT", or the stock is "regularly traded" on an established securities market such as Nasdaq or the NYSE and the shareholder owns actually and constructively less than 5% of the stock during an applicable "look back" period. A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by Non-U.S. Shareholders. While Shurgard believes that it is a domestically controlled REIT, this status depends on the ownership of Shurgard's freely transferable stock and, therefore, no assurance can be given that Shurgard is or will continue to be a domestically controlled REIT.

     If, notwithstanding the above, gain on a sale of Shurgard's stock is taxable under FIRPTA, a Non-U.S. Shareholder would generally be subject to the same tax treatment discussed above with respect to capital gain dividends, with the exception that the requirement that Shurgard withhold 35% of the capital gain dividends will not apply. Instead, the purchaser of stock would be required to withhold 10% of the gross proceeds and remit this amount to the IRS.

     BACKUP WITHHOLDING TAX AND INFORMATION REPORTING. Backup withholding tax is generally a withholding tax imposed at a rate equal to the fourth lowest income tax rate applicable to individuals (which is 30.5% for 2001, 30.0% for 2002 and 2003, 29.0% for 2004 and 2005, and 28.0% for 2006) on payments to persons that fail to furnish information under U.S. information reporting requirements. Backup withholding tax and information reporting will generally not apply to distributions paid to Non-U.S. Shareholders if they provide certain documentation of their foreign status to Shurgard.

     Generally, backup withholding and information reporting will not apply to a payment of stock sale proceeds by or through a foreign office of a foreign broker. However, information reporting, but not backup withholding, will apply to a payment of stock sale proceeds by a foreign office of a broker that:

     - is a U.S. person,

     - derives 50% or more of its gross income from the conduct of a trade or business in the United States, or

     - is a "controlled foreign corporation," which is generally a foreign corporation controlled by U.S. Shareholders for U.S. tax purposes. This information reporting requirement does not apply if the broker has documentary evidence that the holder is a Non-U.S. Shareholder and evidence that other requirements are satisfied, or the shareholder otherwise establishes an exemption.

     Payment to or through a U.S. office of a broker of the stock sale proceeds is subject to both backup withholding and information reporting unless the shareholder certifies under penalties of perjury that the shareholder is a Non-U.S. Shareholder, or otherwise establishes an exemption. A Non-U.S. Shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

STATE AND LOCAL TAXES

     Holders of common stock may be subject to various state or local taxes in other jurisdictions in which shareholders reside or own property or other interests. The tax treatment of the shareholders in states having taxing jurisdiction over them may differ from the federal income tax treatment described in this summary. Consequently, each shareholder should consult his or her tax advisor as to the tax consequences of the common stock under the respective state laws applicable to him or her.

                              PLAN OF DISTRIBUTION

     We may sell the securities through underwriters or dealers, through agents, or directly to one or more purchasers. The applicable prospectus supplement will describe the terms of the offering of the securities, including

     - the name or names of any underwriters, if any;

     - the purchase price of the securities and the proceeds we will receive from the sale;

     - any underwriting discounts and other items constituting underwriters' compensation;

     - any initial public offering price;

     - any discounts or concessions allowed or reallowed or paid to dealers; and

     - any securities exchange or market on which the securities may be listed.

     Only underwriters named in the prospectus supplement are underwriters of the securities offered by the prospectus supplement.

     If underwriters are used in the sale, they will acquire the securities for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. We may offer the securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to specific limited conditions, the underwriters will be obligated to purchase all the securities of the series offered by the prospectus supplement. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time.

     We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may authorize agents or underwriters to solicit offers by institutional investors to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions to these contracts and the commissions we must pay for solicitation of these contracts in the prospectus supplement.

     We may provide agents and underwriters with indemnification against particular civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     All securities we offer other than common stock will be new issues of securities with no established trading market. Any underwriters may make a market in these securities, but will not be obligated to do so

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

and may discontinue any market making at any time without notice. We cannot guarantee the liquidity of the trading markets for any securities.

                              ERISA CONSIDERATIONS

     ERISA stands for the Employee Retirement Income Security Act of 1974 and its amendments. ERISA imposes restrictions on many employee benefit plans and on their fiduciaries. Before purchasing any of these securities on behalf of a plan, a plan fiduciary should make sure that the plan's governing documents permit the purchase. The plan fiduciary should also verify that the purchase is prudent and appropriate in view of the plan's overall investment policy and its existing investments.

     ERISA section 406 and Internal Revenue Code section 4975 prohibit transactions involving a plan's assets when the transaction is with a "party in interest" under ERISA section 3(14) or a "disqualified person" under Code section 4975. An underwriter and its affiliates involved in the sale of securities might be parties in interest or disqualified persons with respect to a plan purchasing securities. This is true because the underwriter or its affiliate provides services to the plan. Shurgard might also be a party in interest or a disqualified person with respect to a plan purchasing securities.

     A transaction to purchase securities that is prohibited under ERISA section 406 or Code section 4975 might result in personal liability for the plan's fiduciaries, civil penalties being imposed on parties in interest or an excise tax being imposed on disqualified persons. In addition, if the plan asset involved in a prohibited transaction is an individual retirement account or an individual retirement annuity (each an "IRA"), the IRA would lose its tax-exempt status.

     There are certain exemptions from the prohibited transaction provisions of ERISA Section 406 and Internal Revenue Code Section 4975, including

     - prohibited transaction class exemption (PTCE) 84-14, an exemption for specific transactions determined by an independent qualified professional asset manager;

     - PTCE 91-38, an exemption for specific transactions involving bank collective funds;

     - PTCE 90-1, an exemption for specific transactions involving insurance company pooled separate accounts;

     - PTCE 95-60, an exemption for specific transactions involving life insurance company general accounts;

     - PTCE 96-23, an exemption for specific transactions involving in-house asset managers; and

     - PTCE 75-1, Part II or Part III, exemptions for specific principal transactions involving sales or purchases of securities between plans and parties in interest.

     Thus, if a plan fiduciary wants to enter into a transaction with a party in interest or a disqualified person with respect to a plan, the fiduciary should assure himself or herself that an exemption to the prohibited transaction provisions of ERISA and Section 4975 of the Code applies to the purchase and holding of the securities.

     ANY FIDUCIARY OF ANY PENSION PLAN, IRA OR OTHER EMPLOYEE BENEFIT PLAN WHO IS CONSIDERING THE ACQUISITION OF ANY OF THESE SECURITIES SHOULD CONSULT WITH HIS OR HER COUNSEL PRIOR TO ACQUIRING SUCH SECURITIES.

                                 LEGAL MATTERS

     Perkins Coie LLP, Seattle, Washington, will provide Shurgard with an opinion as to the legality of the securities we are offering.

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

                                    EXPERTS

     The financial statements and schedule incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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

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                                2,500,000 SHARES

                         SHURGARD STORAGE CENTERS, INC.

                              CLASS A COMMON STOCK

                                [SHURGARD LOGO]

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                             PROSPECTUS SUPPLEMENT

                               SEPTEMBER 5, 2001

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                              SALOMON SMITH BARNEY

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